UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______________to_______________

Commission file number 001-13643

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ONEOK, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ONEOK, Inc.
100 West Fifth Street
Tulsa, Oklahoma 74103

ONEOK, INC. 401(k) PLAN

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and exhibits are filed for the ONEOK, Inc. 401(k) Plan:

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are omitted as they are inapplicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ONEOK, Inc. Audit Committee
ONEOK, Inc. Benefit Plan Administration Committee
ONEOK, Inc. 401(k) Plan
Tulsa, Oklahoma

We have audited the accompanying statements of net assets available for benefits of the ONEOK, Inc. 401(k) Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) for the year ended December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP

Tulsa, Oklahoma
June 16, 2017

ONEOK, INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015
(In thousands)

	2016	2015

Plan interest in the Master Trust	$422,044	$298,317

Receivables:
Participant contributions	312	297
Employer contributions	262	254
Notes receivable from participants	7,483	6,689
Total receivables	8,057	7,240
Net assets available for benefits	$430,101	$305,557

See accompanying Notes to Financial Statements.

ONEOK, INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2016
(In thousands)

Investment income:
Plan interest in the Master Trust net investment income	$125,748

Interest income on notes receivable from participants	222

Contributions:
Participants	17,111
Employer	12,469
Rollovers	1,809
Total contributions	31,389

Deductions to net assets attributed to:
Benefits paid to participants	(32,815)

Net increase in net assets available for benefits	124,544
Net assets available for benefits, beginning of period	305,557
Net assets available for benefits, end of period	$430,101

See accompanying Notes to Financial Statements.

ONEOK, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2016

(1)	Description of Plan

A brief description of the ONEOK, Inc. 401(k) Plan (the Plan) follows and is provided for general information only. Participants should refer to the entire plan document for complete information.

(a)	General

The Plan is administered by the ONEOK, Inc. Benefit Plan Administration Committee (the Plan Administrator) and is provided for the benefit of the employees of ONEOK, Inc. and its subsidiaries (ONEOK or the Company). The Plan is a defined contribution plan that covers substantially all employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Participation and Contributions

An eligible employee can begin participation in the Plan as of their date of hire and is enrolled automatically at a 6 percent pre-tax contribution rate beginning with the first paycheck following 30 days of employment, unless the employee opts out of the Plan or elects a different contribution rate. There is no minimum service or age requirement. Effective January 1, 2016, participants may make pre-tax and/or Roth 401(k) contributions of any whole percentage of their eligible compensation up to a combined maximum of 50 percent if certain contribution limitations are not exceeded. Prior to January 1, 2016, the contribution limit was 24 percent. In addition to pre-tax and/or Roth 401(k) contributions, participants may make after-tax contributions of any whole percentage of their eligible compensation up to a maximum of 6 percent. Earnings on these contributions are taxable at the time of distribution.

Participants age 50 and older before the end of the calendar year may make an additional pre-tax or Roth 401(k) catch-up contribution in excess of the 2016 Internal Revenue Service (IRS) limit of $18,000. The maximum catch-up contribution allowed was $6,000. Effective January 1, 2016, catch-up contributions are eligible for Company matching contributions.

Employees are eligible for Company matching contributions immediately upon enrollment in the Plan. The Company matches pre-tax, Roth 401(k), catch-up and/or after-tax contributions up to a combined maximum of 6 percent of eligible compensation each pay period.

There are limits on the total combined employee and employer annual contributions for all defined contribution plans sponsored by the Company. The Plan is a defined contribution plan subject to the combined annual contribution limit. For 2016, the maximum for employee and employer combined annual contributions was the lesser of 100 percent of the participant’s base earnings or $53,000, pursuant to the Internal Revenue Code (the Code) section 415 (c)(1)(A). These limits are indexed and may be adjusted periodically by the IRS.

Participants who have invested in ONEOK common stock under the Plan may be eligible to receive cash payments for dividends paid on that stock. ONEOK common stock dividends are credited to each participant’s Plan account and are distributed or reinvested according to each participant’s election. The election choices for dividends paid on ONEOK common stock are:

1.	If the quarterly dividend is less than $100 and the participant has elected to receive dividends by direct deposit into a bank account, receive all of the dividend in cash;

2.	If the quarterly dividend is $100 or more, receive all of the dividend in cash;

3.	If the quarterly dividend is $200 or more, receive 50 percent of the dividend in cash and have 50 percent of the dividend reinvested in ONEOK common stock in participant’s Plan account; or

4.	Have 100 percent of the dividends reinvested in ONEOK common stock. This is the default election.

Dividends reinvested are considered pre-tax contributions but are not subject to Plan limits or limits under applicable rules of the IRS. Dividends received in cash constitute additional income for federal income tax purposes and are included in each participant’s gross taxable income in the year received.

(c)	Participant Accounts

Participants have the right to direct the investment of their account balances, including their contributions, deferrals and the Company’s matching contributions. If no investment option is elected by a participant, the funds in the participant’s account are invested in the Schwab Managed Retirement Trust Fund maturing closest to the year in which the participant will attain age 65. Participants may direct the investment of their account balances to more than one option. However, the minimum investment that can be directed to any one option is 1 percent, and whole increments of 1 percent must be used.

Participants may direct the sale or other disposition of securities in their account and may change their investment elections with Fidelity Management Trust Company (Plan Trustee) on a daily basis except during scheduled suspension periods. Neither the Company nor the Plan Trustee guarantees the value of the investments nor do they indemnify any participant against any loss that may result from such investments.

All interest, dividends and other income received by the Plan Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant’s account. Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities for the Plan are either added to the cost of the securities purchased or deducted from the proceeds of the sale. The cost charged to a participant’s account for each share of ONEOK common stock purchased is 2.9 cents.

ONEOK dividends are subject to board approval and are generally declared on ONEOK common stock after the end of each calendar quarter. A record date for determining the shareholders entitled to receive a quarterly dividend is set by the ONEOK Board of Directors.

Certain mutual fund companies have implemented market-timing restrictions designed to protect the long-term investors in the mutual fund. These restrictions limit the number of exchanges an investor may initiate within a given period of time, and certain funds charge a redemption fee. Regularly scheduled sales to fund distributions to Plan participants and purchases from payroll contributions are not subject to the restrictions.

If a participant is an officer or an employee in certain designated work groups (regardless of the level of position), the participant must obtain approval of all trading activity in the participant’s Plan account that involves ONEOK common stock prior to the execution of the transaction. For these employees, there are specific periods during which the participant may buy or sell ONEOK common stock during the year. Generally, these periods begin three days after the public release of quarterly or annual financial results for ONEOK and continue until the first day of the following calendar quarter.

(d)	Vesting

Company contributions to a participant account and income and earnings, if any, attributable to the participant account are immediately and fully vested for the benefit of that participant upon receipt by the Plan Trustee (subject to subsequent loss, if any, through a decline in the market value of investments).

(e)	Distributions and Withdrawals

Participants may borrow from the Plan a minimum of $1,000 with a maximum amount not to exceed $50,000 or 50 percent of the participant’s nonforfeitable account balance, whichever is less. Participant loans are reflected as notes receivable from participants in the Statements of Net Assets Available for Benefits. The Plan allows a participant up to two loans per account at any time.

The participant loans have a repayment schedule of no more than 60 months, with the exception of proceeds used to purchase a principal residence, in which case the term of the loan repayment may be for a period not to exceed 120 months. The participant has the option to repay the loan in full at any time without penalty.

The interest rate on a participant loan is determined at origination and remains the same throughout the term of the repayment schedule. Interest rates on the participant loans at December 31, 2016, ranged from 3.02 percent to 9.00 percent.

In-service withdrawals from a participant’s account are permitted under specific circumstances, as follows:

•
After-tax employee contributions may be withdrawn for at least $500 or the full value of the participant’s after-tax contributions if less than $500. There is a six-month suspension of Company matching contributions on new contributions by the participant into the Plan for all after-tax withdrawals.

•
Unlimited in-service withdrawals are permitted when participants reach age 59 ½ and have completed five years of Plan participation, at any time and for any reason, without qualifying for a hardship withdrawal or suspending Plan contributions or Company matching contributions.

•
Former Western Resources, Inc. employees have grandfathered withdrawal options based on their account balances as of January 11, 1999. A withdrawal using these grandfathered withdrawal options results in a six-month suspension of Company matching contributions on new contributions by the participant into the Plan.

Hardship withdrawals from a participant’s account are allowed after a participant has exhausted all in-service withdrawals and loans as well as submitted an application to the Plan Administrator showing current proof of qualifying hardship. If a hardship withdrawal is approved, the participant is ineligible to make contributions to the Plan or receive Company matching contributions during the following six months.

The full value of the participant’s Plan account balance becomes payable if any of the following occur:

1.	the participant retires or otherwise terminates employment with the Company, for any reason, and the participant’s total account balance does not exceed $5,000;

2.	the participant dies;

3.	the Plan is terminated; or

4.
the Plan is modified in such a way that it adversely affects the participant’s right to the use of or withdrawal from the account (as long as the participant’s request is made within 90 days of the effective date of the modification).

If a participant retires or otherwise terminates employment with the Company and the total account balance is more than $5,000, the participant may leave the balance in the Plan, make a direct rollover from the Plan to another employer’s qualified retirement plan or an Individual Retirement Account (IRA) or receive a single lump-sum payment from the Plan as soon as administratively possible after leaving the Company. Such participant who leaves the balance in the Plan may elect to defer distribution of the account until a later date but not beyond April 1 of the calendar year following the calendar year the participant attains age 70½, at which time a distribution of the full account is required. If the participant’s account balance does not exceed $5,000, the full value of the account will be distributed to the participant as soon as administratively possible, unless the participant directs a rollover to another employer’s qualified plan or an IRA. If the participant does not request a distribution and the account balance is less than $1,000, a lump-sum cash payment will be made. If a distribution is not requested and the balance is between $1,000 and $5,000, the account balance will be transferred to an IRA established on behalf of the participant.

If a participant receives a lump-sum distribution from the Plan, the IRS requires the Plan to automatically withhold 20 percent for federal income taxes, which is submitted to the IRS by the Plan Trustee on behalf of the participant. In addition to federal income taxes, some states require mandatory withholding of state income taxes on taxable distributions. The 20 percent federal income taxes and applicable state income taxes are not withheld if a participant elects to make a direct rollover of the distribution to an IRA or another employer’s qualified retirement plan. An additional 10 percent excise tax generally will be imposed on the taxable portion of distributions or withdrawals unless the participant has reached age 59½, or separates from the Company after attainment of age 55.

(f)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant would receive distribution of the entire balance of their Plan account.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b)	Investment and Notes Receivable Valuation and Income Recognition

Quoted market prices, if available, are used to value the investments included in the ONEOK, Inc. Master Trust for Defined Contribution Plans (the Master Trust). Mutual funds that are not exchange traded are valued at the net asset value (NAV) of shares held at year-end. The units of the Schwab Managed Retirement Trust Funds are held in common/collective trusts and valued at fair value using the NAV as determined by the issuer based on the current fair values of the underlying assets of the funds. Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded as of the ex-dividend date and is allocated to participants’ accounts on the date of payment.

The Plan provides for investments in various investment securities that, in general, are exposed to risks, such as interest rate, credit and overall price and market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities held in participants’ accounts will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

(c)	Administrative Costs

All costs and expenses for administering the Plan, including expenses of the Plan Administrator and fees and expenses of the Plan Trustee, excluding costs paid by the participant which include loan origination fees, brokerage commissions, investment fund expense ratios, redemption fees and transfer taxes applicable to investment of securities or investments acquired or sold for a participant’s account, are paid by the Company or the Plan as provided by the plan document. For the year ended December 31, 2016, the Company paid all costs and expenses for administering the Plan, excluding costs and expenses paid (directly or indirectly) by Plan participants, and the Company has not sought reimbursement from the Plan.

(d)	Payment of Benefits

Benefits or withdrawals are recorded when paid.

(e)	Income Taxes

The Plan is intended in all respects to be a qualified plan under the Code. The Plan received a favorable determination letter from the IRS dated October 22, 2013, stating that the Plan document was in compliance with the applicable requirements of the Code. The letter expires on January 31, 2018.

The Plan is amended from time to time to conform to changes in applicable law and to reflect discretionary changes in plan design approved by the Plan sponsor. The Plan Administrator believes that the Plan and Master Trust remain in documentary compliance with the tax qualification requirements of the Code.

(f)	Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the Plan Administrator relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(g)	Fair Value of Plan Assets

Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan utilizes a fair value hierarchy that prioritizes inputs to valuation techniques based on observable and unobservable data and categorizes the inputs into three levels. The levels of the hierarchy are described below.

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

•
Level 2 - Significant observable pricing inputs other than quoted prices included within Level 1 that are, either directly or indirectly, observable as of the reporting date. Essentially, this represents inputs that are derived principally from or corroborated by observable market data; and

•
Level 3 - May include one or more unobservable inputs that are significant in establishing a fair value estimate. These unobservable inputs are developed based on the best information available and may include our own internal data.

As of December 31, 2016 and 2015, the Plan held no investments outside the Master Trust. See Note 3 for discussion of recurring fair value measurements of the Master Trust. There were no changes in valuation methods for the year ended December 31, 2016.

(h)	Recently Issued Accounting Standards Update

Changes to generally accepted accounting principles are established by the Financial Accounting Standards Board (FASB) in the form of Accounting Standards Updates (ASU) to the FASB Accounting Standards Codification. The Plan considers the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or clarifications of ASUs listed below. The following tables provide a brief description of recent accounting pronouncements and the Plan’s analysis of the effects on the Plan’s financial statements:

Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
Standards that were adopted
ASU 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965)”
The standard is divided into three parts. Part I: Fully Benefit-Responsive Investment Contracts simplifies the disclosures relating to fully benefit-responsive investment contracts and allows for the contracts to be measured, presented and disclosed only at contract value. Part II: Plan Investment Disclosures eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits, the net appreciation or depreciation for investments by general type and investments by classifications beyond the general type. Part III: Measurement Date Practical Expedient is not applicable.
	First quarter 2016	The impact of adopting this standard was not material.
ASU 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”
The standard requires that an investment for which fair value is measured using the NAV per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity’s financial statements. As of December 31, 2016 and 2015, the investments in common/collective trusts are the only Plan assets for which fair value is measured using the NAV per share.
	First quarter 2016	The impact of adopting this standard was not material.
Standards that are not yet adopted
ASU 2017-06, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965)
The standard requires the presentation of any interest in a master trust and any change in interest in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits. Investments measured at fair value must be presented by the general investment type. The dollar amount of the master trust’s investments and other assets and liabilities must also be disclosed.
	First Quarter 2019	The Company is evaluating the impact of this standard on the Plan.

(3)	Master Trust

The Plan's investments are held in the Master Trust account. Use of the Master Trust permits the commingling of the trust assets of the Plan and the ONEOK, Inc. Profit Sharing Plan for investment and administrative purposes. Although assets are commingled in the Master Trust, the Plan Trustee maintains separate accounting for the purpose of allocating the equitable share of all investments, receipts, disbursements and other transactions to the participating plans, and reports the value of such equitable share in the participant accounts of each plan. The Plan’s interest in the Master Trust in the Statements of Net Assets Available for Benefits represents approximately 90 percent of the Master Trust at December 31, 2016 and 2015.

The following table summarizes the Master Trust assets at December 31, 2016 and 2015:

	2016	2015
	(In thousands)
Investments, at fair value:
Money market fund	$16,189	$13,221
Mutual funds	173,610	157,818
Common/collective trusts	82,560	65,172
Common stock of ONEOK, Inc.	170,159	70,104
Common stock of ONE Gas, Inc.	25,926	24,442
Common stock of Westar Energy, Inc.	99	74
Total investments, at fair value	$468,543	$330,831

The following table summarizes the investment income in the Master Trust for the year ended December 31, 2016, in thousands:

Net appreciation in fair value of investments	$123,383
Dividends	14,153
Net investment income	$137,536

The following tables set forth the Master Trust recurring fair value measurements for each level within the fair value hierarchy at the periods indicated:

	December 31, 2016
	Level 1	Level 2	Level 3	Subtotal	Measured at NAV (a)	Total
	(In thousands)
Assets
Money market fund	$16,189	$—	$—	$16,189	$—	$16,189
Mutual funds	173,610	—	—	173,610	—	173,610
Common/collective trusts (b)	—	—	—	—	82,560	82,560
Common stock of ONEOK, Inc.	170,159	—	—	170,159	—	170,159
Common stock of ONE Gas, Inc.	25,926	—	—	25,926	—	25,926
Common stock of Westar Energy, Inc.	99	—	—	99	—	99
Total investments, at fair value	$385,983	$—	$—	$385,983	$82,560	$468,543
(a) - In accordance with adoption of ASU 2015-07, certain investments measured at NAV per share have not been classified in the fair value hierarchy.
(b) - This category represents investments in Schwab Managed Retirement Funds, which may be redeemed daily.

	December 31, 2015
	Level 1	Level 2	Level 3	Subtotal	Measured at NAV (a)	Total
	(In thousands)
Assets
Money market fund	$13,221	$—	$—	$13,221	$—	$13,221
Mutual funds	157,818	—	—	157,818	—	157,818
Common/collective trusts (b)	—	—	—	—	65,172	65,172
Common stock of ONEOK, Inc.	70,104	—	—	70,104	—	70,104
Common stock of ONE Gas, Inc.	24,442	—	—	24,442	—	24,442
Common stock of Westar Energy, Inc.	74	—	—	74	—	74
Total investments, at fair value	$265,659	$—	$—	$265,659	$65,172	$330,831
(a) - In accordance with adoption of ASU 2015-07, certain investments measured at NAV per share have not been classified in the fair value hierarchy.
(b) - This category represents investments in Schwab Managed Retirement Funds, which may be redeemed daily.

The common stock of Westar Energy, Inc. and ONE Gas, Inc. investment options within the Master Trust are frozen, and no new participant or Company matching contributions may be invested in these investment options. At December 31, 2016 and 2015, there were no Level 3 assets.

(4)	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees participate in the Plan, an employer organization whose members participate in the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons. Transactions in the Master Trust are managed by the Plan Trustee and Fidelity Investments Institutional Operations Company (Fidelity Investments), the Plan’s record keeper, and therefore transactions with the Plan Trustee and Fidelity Investments qualify as party-in-interest transactions. Additionally, certain investments held within the Master Trust are in ONEOK, Inc. common stock and the Fidelity Balance K fund, and therefore these transactions qualify as party-in-interest transactions. Participant loan transactions qualify as party-in-interest transactions. Each party-in-interest transaction with the Plan is intended to satisfy a statutory or regulatory exemption so as to avoid constituting a nonexempt prohibited transaction under ERISA.

ONEOK, INC. 401(k) PLAN
EIN 73-1520922 PLN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
(In thousands)

Column (a)	Column (b)	Column (c)	Column (d)	Column (e)
Party-in- Interest Identification	Identity of Issuer Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost**	Current Value

*	Plan interest in ONEOK, Inc. Master Trust for Defined Contribution Plans			$422,044
*	Notes receivable from participants	Notes receivable from participants at interest rates ranging from 3.02% to 9.00% and various maturities through 2026		7,483
				$429,527
* Party-in-interest.
** This column is not applicable to participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the ONEOK, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ONEOK, Inc. 401(k) Plan

ONEOK, Inc.

Date: June 16, 2017	By:	/s/ Walter S. Hulse III
Walter S. Hulse III Chief Financial Officer and Executive Vice President, Strategic Planning and Corporate Affairs (Principal Financial Officer)

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm